<SEQUENCE>4
<FILENAME>cover.txt


   Andrew Chien
   President
   USChina Channel INC
   665 Ellsworth Avenue
   New Haven, CT 06511

VIA Edgar

October 10, 2006

U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, DC   20549

Re:  USChina Channel Inc. (the "Company")
Registration Statement of Form SB-2/A
Amendment #1
File number: 333-137437

Attention:       John D. Reynolds
                 Assistant Director
                 Office of Emerging Growth Companies

                 Goldie B. Walker
                 Financial Analyst

Dear Sir or Madam:

Thank you for your correspondence dated September 29, 2006, ("Correspondence") with reference to the Company's Registration Statement on Form SB-2 filed on September 19, 2006. In reply to your comments, we have attempted to provide you with full and complete information. For ease of reference, the outline of this letter corresponds with the outline set forth in your Correspondence:

General

  Use of Proceeds, page 10

    1. SEC Comment:
Please describe and quantify the principal uses of proceeds now allocated to "general and administrative which includes costs to carry on management services and other expenses related to operating the business".

Reply: We detailed the principal uses of proceeds as training ($15,000) and Chinese agency expenses ($50,000) and working capital reserve ($42,600) as shown on second paragraph, page 13, and first paragraph, page 27.

Description of Business, page 18

2. SEC Comment: Please explain in considerably more detail the nature and extent of USChina Channel Inc.'s proposed activities. For example, please explain "do SEC filings." "agency services for exhibits," "agency services for informative conferences or road shows" and "lettering services."

Reply: We gave more details on fifth paragraphs, Page 22.

3. SEC Comment: Your disclosure indicates Mr.Chien "observed many cases for the penny stocks suffered from pattern of fraud and abuse," "observed and exposed some cases of the security fraud in the reverse merger activities" and "recorded and analyzed several examples of the Chinese companies that have made mistakes in the reverse merger." Please disclose the basis for Mr. Chien's determinations as to fraud, abuse and mistakes companies. Please define and explain the fraud, abuse and mistakes to which you refer. In this regard, we are unclear as to the basis for the determination of fraud absent the conclusion of a court or regulatory body.

Reply: We took off the word "fraud". We revised the text as: Mr. Chien "observed many cases for the penny stocks suffered from pattern of abuse. He observed and exposed some cases of the performance errors in the reverse merger activities between the Chinese companies and US shells" as shown in the third paragraph, page 24.

There are some lawsuits filed regarding the violation of the Exchange Act in the Chinese company reverse merger, as reported on the page 2 of the website: www.uschinachannel.net

4. SEC Comment: Please furnish us all pages from the website, www.uschinachannel.net translated into English

Reply: www.uschinachannel.net in both Chinese and English now. Currently, there are total three pages. On every page, the first half is written in Chinese, and the second half is in English with same contents. We also attached the three English pages at the end of the letter. Please keep in mind that the contents of the website may change from time to time without notice.

5. SEC Comment: Please disclose the principal terms of the agreement or arrangement between USChina Channel Inc and LLC. Please file the agreement as an exhibit to the registration statement

   Reply: We add "Market Agreement" between the LLC and INC as 10.01 of
Exhibits.

6. SEC Comment:   Please  describe in more details the "management
consulting" activities of USChina Channel LLC with respect to reverse mergers among Chinese companies and OTCBB listed "shell" companies. Please disclose whether the LLC is a registered broker-dealer or invest adviser. If not, please add disclosure to explain the basis for its activities without registration.

Reply: We add, "It is the similar to the INC that the LLC isn't a registered broker-dealer, nor an investment advisor. The LLC doesn't involve any activity to offer securities" in second paragraph, Page 23.

7. SEC Comment:   We note the disclosure regarding a Chinese
company's verbal agreement with the LLC. Please tell us whether the oral agreement is enforceable under applicable law. If not, disclosure of the agreement would appear speculative. In addition, it would appear speculative to presume this Chinese company would engage USChina Channel Inc to render service. Please revise or explain.

Reply: The disclosure of the oral agreement is cancelled in the Amendment.

8. SEC Comment: Please revise other sections of this prospectus, such as the prospectus summary and management's experience description, to confirm to the changes made in response to the comments above.

Reply: We revised in all relative sections.

Management's Discussion and Analysis or Plan of Operations, page 22

9. SEC Comment: Please disclose the assumptions underlying the enumerated list of 5 activities. In this regard, please clarify whether these activities require the sale of the maximum amount in your offering.

Reply: We add, on first paragraph, Page 23, "we can launch our services on a tiny scale regardless of the offering. However, without the proceeds from the offering, we are very hard to expand the service level on that the INC. can have positive cash flow."

10. SEC Comment: Please explain why the verbal agreement with Mr. Chien is binding." Please disclose the principal terms of the verbal agreement, including whether there is a limit on the loan amount and, if yes, the dollar amount of such limit. Please disclose the amounts Mr. Chien is obligated to loan the company based on various levels of offering proceeds.

Reply:   Financial Agreement between the INC and Andrew Chien was added as
Exhibits 10.02.

11. SEC Comment: The last paragraph in this section discloses the impact of less funding on the uses of proceeds. Please expand to explain in considerably more detail how less funding will impact the nature and extent of your activities.

Reply: We add "The less funding will cause limited market activity, then limited business and limited revenue. Mr. Chien will be compelled to spend more time on his other business. Due to the strong competitions, we may never get the enough customers to make our business operation with positive cash flow. Then we may not make the business surviving for a long time", in the first paragraph, page 29.

Certain Relationship and Related Transactions, page 24

12. SEC Comment: Please disclose the transaction required to be disclosed by Item 404 of Regulation S-B, such as the agreement with LLC and the verbal loan agreement with Mr. Chien.

Reply: We add on page 29, under "Certain Relationship and Related Transactions":
"On October 3, 2006, Andrew Chien signed Financial Agreement with the Company, promising to loan the Company up to $70,000 loan free of interests before the public offering. And on October 3, 2006, the LLC also singed the Market Agreement with the Company to help the Company to begin and expand the business."

Executive Compensation, page 25.

13. SEC Comment: Please explain the term "service charge" and disclose when such compensation will commence. If you propose to pay all revenue to Mr. Chien, please provide appropriate disclosure in the MD&A section and risk factors.

Reply: We cancelled the word of "to pay all revenue to Mr. Chien", and revised to "usually the payment happens only when the Company has the positive cash flow on a quarter time basis. More specifically, if some quarter has the operating loss, we would expect that no more 20% of that loss would attribute to Mr. Chien's service charge.

Dealers' prospectus delivery obligation

14. SEC Comment: Please provide the legend required by Item 502(b) of Regulation S-B on the outside back cover page of the prospectus.

Reply: It provided on page 37.

Consent of Independent Auditor

15. SEC Comment: The auditor's consent should consent to the inclusion of the audit report in the registration statement. Please advise your auditor to correct the consent. Please file a current consent in an amended registration statement. A current consent is typically dated within 30 days preceding the filing date of the initial registration of the latest amendment.

Reply: A new letter dated October 3, is submitted.

Signatures
16. SEC Comment: Please revise this section to include the signatures of the Company's principal accounting officer and the principal executive officer.

Reply: The signatures are included in the Amendment.

Should you require any additional information following your review, please contact us.

Thank you.

Sincerely Yours,

Andrew Chien




Attachments: Three English pages of www.uschinachannel.net

Warning: The following contents recorded on October 10, 2006, may change in the website from time to time without notice:

                      USChina  Channel  INC & LLC
                ------ A SEC Registered File Agent --------
             --- Customer Success Within Short Time Period ----

     For the past several years, there have been several dozens of the small privately operated enterprise in China to succeed in US for public listing. Simultaneously there also have more than 100 enterprises to apply in US to go on the public. While the presidents of the small privately operated enterprise of China make great strides forward on the business management following the internationalization track, their experiences and mettle are becoming Wall Street's hot topic of discussion. Recently, that the Chinese government had the more further encouragement policy plus the US stock market's one after another of "the Chinese concept stock heat", creates in very good environment for the small privately operated enterprises of China to go public in US.

Most of the privately operated enterprises of China going US for public listing have chosen in the OCTBB by "borrowing the shells", or namely the "Reverse Merge". This is because that the requirement of listing in OTCBB is relatively lower compared with that of listing in an Exchange. And by the method of "borrowing the shell", it also has the merits of the procedure simpler, the expenses less, and time shorter. Several small companies are indeed very successful. They go on the public market in short time, and then the company's stock value has been appreciated for quite several times after public listing for certain time. Some companies have graduated from the OCTBB to one of the exchanges such as AMEX or NASDAQ.

     However there are also some small companies appeared in the trouble: the process unexpected delayed, and the expenses unexpected greatly increase. For example, one company in the Xi'an area has engaged in the reverse merge for more than half a year, and the shell with which the company is in the reverse merges, is not an OTCBB listing company. Therefore, this Xi'an area company's stock is unable to trade in US. Until now, it is still in the process for applying for the public listing even after the merger. Also some have borrowed the shells listed in Pink Sheet for merger. The companies, which are listing in the Pink Sheet, do not have to fill the financial report requirements of the US Securities and Exchange Commission (SEC). Without the financial reports, it is difficulty to obtain the investor's believing. The graduation from the Pink Sheet to any of the Exchanges is extremely difficulty. Also some, after listing in US shortly, then run into the investor with the legal dispute because of the American shell company's operation violated the SEC rules
(for details, see "Difficulties After Going Public "). These problems would cause the Chinese companies further trouble if not dealing with them properly, needless to say to get the possibility of financing for the companies.

     The main reason for causing this kind of aspect is that the privately operated enterprises of China going on the public in US, lacks two merits: "the advantage of local possessions", and "the advantage of domestic personality".

Let us to discuss the lack of "the advantage of local possessions".
Although, the Presidents or CEOs of the privately operated enterprises of China are good at understanding and carrying out the Chinese government policies, they mostly lack the comprehensive understanding of the US's securities laws. They can successfully cause their own enterprises revolution freely, but actually lack of the understanding of the US "shell" company's complex, often underestimate the possibility of illegal activity regarding "shell" company in merge process, thus increase the difficulty to find the problem, then judge and make the decisions. Although these companies has hired accountants and lawyers, which had the American legitimate licenses, as the consultants in the merger process, but these consultants which charged the high quota service fee on the hourly basis, have their own specialized scope limitation, and the tradition of neglected the low price stock, plus the limited service time to cause very hard for them doing the careful research for the shell company's history and preparation of the associated big quantity of documents produced in the merge process.


If two companies took the "reverse merge" in the process in US, similar problems will not be too easy to occur. The American company has occupied so-called "the advantage of local possessions". Their Presidents or CEOs are familiar with their our country's financial control rules, the by-laws and the associated security laws, thus they can promptly discover and comprehensively solve the problem appeared in the transaction process. Although they sometimes also hired the broker-dealers, and attorneys as consultants, but they will not blindly follow consultants' opinions. They lead the consultants to work following their own opinions. Moreover, sometimes the American company also can get the positive cash flow in the process of the "reverse merge", which is never happened in the Chinese company "reverse merger" process although they have the similar conditions in some cases, because they don't know how to operate it.

The ratios of stock prices to earnings (P/E) per share of the public listed Chinese companies in US mostly are lower than that, sometimes only one half, of the similar American companies. This is because, on the one hand, the mid- and small-scale enterprises of China in US's well-knowingness insufficient, and some of these enterprises' commodities or the brands not being seen in the American market and also with difficulty to discover these enterprise names on the American media. On the other hand, in the enterprise reports, fewer have the consistent management way and the cultural idea of the American enterprises', thus they have the difficulty to obtain the American investor's full approval. Although those, already listed in US, adopted the US accounting standard in the finance reports, they are still short to develop their companies' intellectual property rights as well as the management's prospects to the future. All these sorts of disparities inevitably will affect to the stock prices of the enterprises.

      Besides the factor of "the advantage of local possessions", the company already listed in US, also faces the factor of "the advantage of domestic personality". The company needs to process a good relation with the local authority, US Securities and Exchange commission (SEC), or the US investors. Although US implemented the legal system and associated rules very well, it still have the processing speed and the correct judgment questions in the processes such as to examine the application and to perform the approval procedure, or to solve the stock event disputes. To solve these issues need the company to have a good personality to cooperate with the American government and associated organizations' staffs. In addition, these companies need to well communicate with individual investors, who are majority of small investors to buy the OTCBB stocks. It can help the companies to obtain the prompt information and feedback.

     The stock prices of OTCBB listed companies are generally lower, some even less than a cent. Although these stocks generally can obtain very little the attention of the brokers and dealers, it also has some special investment companies to finance them, and its shareholders benefits also being protected by securities laws and regulations. The shareholders, generally to have some securities law knowledge, exchanging information among them, often can promptly discover the errors or wrong doings of the corporation reports. In
US internets, there are many websites to serve the shareholders to make communications. The scope of the service is very broad, including having the stock commentary, to establish the shareholders message boards, and the set-up of the chartrooms for information exchange. The active trades of the penny stocks always enlivens in the final stage of the "bull market". Therefore, it is very important for Chinese companies to keep a good relation with the retail investors before and after their listing in US. They should keep answering individual investor's questions. If the Chinese companies can do it very well, even with some creative, it also can enhance its company in US's well knowingness.

    In US, the two factors of "the advantage of local possessions", and "the advantage of domestic personality"" are important to the publicly listed Chinese companies in US. They can be improved through the exterior help.

     The help for the mid- and small-scale enterprises of China to improve the two factors of both "the advantage of local possessions" and "the advantage of domestic personality"" is USChina Channel's primary objective.

The primary objective of the USChina Channel is to supply the "Brain
Trust" services for the Presidents and CEOs of the Chinese companies, which have, or will have listed in US as publicly, traded companies.

     USChina Channel INC is a file agency of SEC. It has the authorization to represent Chinese companies to file various SEC forms for merger, publicly listing, financing, reporting, reorganization and other purposes. For Chinese customers, to hire an agent in US domestically is much better than the agents located overseas such as Hong Kong etc., because the US domestic agents have easily access both to US government agents on different levels and to associated organizations.
USChina Channel INC is a Nevada registered stock company, whose services including:
  -	Doing SEC filings for both Chinese companies and some US shell companies that are willing to merger with Chinese entities. Those filings include 10QSB, 10KSB, 14F, SB2, 8k, and form 3 or 4, and other SEC forms.
  -	Agency services for exhibits including some demonstration not for sale. The services include making budget plan, and documentary preparation; to arrange displays and booths and to act as, or hire temporary staffs.
  -	Agency services for conferences or road show. The services include to prepare documents, or to act as a presenter under trustee agreement.
  -	Lettering services, such as to prepare and distribute the letters for shareholder meeting.
- Patent broker service including patent application

     USChina Channel LLC is a Connecticut registered limited liability corporation with management consultant specialized in financial area to serve the Chinese private companies going public by reverse merger. The LLC already have the Customer to sign the "Letter of Intent" with a US shell company for reverse merger purpose within the two weeks contracted period.

     The founder of the USChina Channel is Andrew Chien. Since 1998,
Andrew Chien has been a self-employed stock market day trader and investor.
He observed many cases for the penny stocks suffered from pattern of abuse. He observed and exposed some cases of the performance errors in the reverse merger activities between the Chinese companies and associated US shells. Andrew Chien was born in Wuxi China, and got his Bachelor of Science degree in Jiangsu Institute of Technology, Zhengjiang, Jiangsu, China in 1968. Then he went to USA in 1986. In 1988, he got his Master degree of Mathematics in the University of Rhode Island. In 1999 he became a USA citizen.

     Either of the USChina Channel INC & LLC isn't a registered broker-dealer, nor an investment advisor.



   (This space intended to leave blank)

                   Difficulties After Going Public

(1) Shaanxi Jilong Science & Technology Co. recently in the Pink Sheet market, made a "reverse merge", with International Synergy Holding (stock symbol from ISYH.PK changed to AGMB.PK). The stocks, which are qualified to list in the Pink Sheet, did not need to file the financial report in the General Accepted Accounting Principles (GAAP) in the United States, audited by the members of the Public Company Accounting Oversight Board (PCAOB) with SEC. In US's capital market, the company, even it is the Native American company, which does not have the qualified financial report, is very difficult to obtain investor's trust. How many investors are there to believe a small Chinese company, which is several thousands of miles away, separated by the big ocean with them? The graduation of the company from the pink sheet to an exchange is also very difficultly; it requests the similar procedure of an IPO. Moreover, if the purpose is only for the list in the Pink Sheet, the China's company may consider directly applying, not necessary to merge with a shell.

(2) SkyStar Bio-Pharmaceutical (also called Xi'an Tianxing Bio- Pharmaceutical) got trouble in the process of the reverse merger.

In November 2005, SkyStar Bio Pharmaceutical Co. finished a reverse merger with Cyber Group of Network. The tick symbol changed from CGPN.OB to SKBI.OB. Although the company's name and history changed after the reverse merger, the shell company left new trouble for Skystar Bio- Pharmaceutical. Inc.

The managers of the Xi'an Tianxing Bio- Pharmaceutical had spent a lot of money to hire the consultants for the reverse merger. They did a lot of work in China before the merger. Unfortunately, they and their hired consultants didn't notice that the original US " shell" company's president Cramer and other two directors' violated the security laws in order to obtain the big profit for them in the reverse merger.

The facts are:
(a) Before September 20, 2005, Scott Cramer, Steve Lowe and David Wassung total only had 41,093,138 shares, namely 24% of the US "shell" company's stock. Among them Scott Cramer had 17%, Steve Lowe 4% and David Wassung 3%. But when Mr. Cramer and other signed the reverse merger agreement on September 20, 2005, they claimed that they owned the majority of the company's stock without any disclosure when and how many the new shares of the Company's stock they had acquired.

(b) On November 7, 2005, the day when SkyStar Bio- Pharmaceutical completed the merger, Scott Cramer, Steve Lowe and David Wassung obtained 322,811,335 new shares of the shell company's stock. This was a great increase of 7.85 times of their original holdings. Then the three persons occupied the shell company's stock from 24% to 72%. Among them Scott Cramer had 46%, Steve Lowe 15% and David Wassung 10%. They became the controllers of the shell company without any shareholders vote, without any disclosure, violated the company's by-laws, the Nevada Business Act, and the 1934 Exchange Act as amendment. The new 322,811335 shares increase caused the total shares outstanding of the shell company from 177,188,665 shares to 500,000,000 shares, greatly diluted the original stock value.

(c) The new stock issued at a fixes price, only 20% of the stock fair market value before the 7th day of the November 2005. Scott Cramer alone could get over $2.8 million dollars and huge profits if you calculated on that day's stock price. This violated Statement of Financial Accounting Standards (SFAS) No.123 (R).

Eventually, after the market realized the greatly dilution of the shell company's stock, the stock price dropped 65%, which caused many retail investors who purchased the stock from the end of September stock to the beginning of November, suffered huge loss.

After the retail investors questioned the legality of the issued new shares, the company made confused story in the recently SEC filings.

On the January 23, 2006 14f-1 filing, the Company admitted that there is a violation of Section 16(a) of the Exchange Act. It said " Based solely on the company's review of these reports or written representations from certain reporting persons, during the year ended December 31, 2004, and during the current fiscal year, the Company believes that all filing requirements applicable to the Company's officers, directors, greater-than-ten-percent beneficial owner other persons subject to Section 16(a) of the Exchange Act were met, except that directors R. Scott Cramer, Steve Lowe and former director David Wassung were not able to file their Form 3 within 10 days after he was elected or appointed an officer and/or director of the Company nor were they able to file Form 4's or Form 5's in connection with transactions that occurred in the last fiscal year and/or in the current fiscal year".

On the 04/17/2006 10k filing of the company, under the new name of the Skystar Bio-Pharmaceutical, the Company again confirmed "that directors R. Scott Cramer, Steve Lowe and former director David Wassung were not able to file their Form 3 within 10 days after he was elected or appointed an officer and/or director of the Company nor were they able to file Form 4's or Form
5's in connection with transactions that occurred in the last fiscal year and/or in the current fiscal year".

The Company made new story on 04/17/2006 filing, it wrote:" On November 7, 2005, the Company issued 201,849,516 ( pre 1-for-397 Reverse Split ) shares of common stock valued at approximately $0.0025 per share ( the average price over the last 90 trading days prior to September 1, 2005, the date on which the Board authorized the issuances for amounts owed to Mr. Cramer, Mr. Lowe and Mr. Wassung ) to its former Chief Executive Officer and current Director, R. Scott Cramer as payment for accrued salary and expenses owed to him in the amount of $573,270."

The board of the shell company authorized the issuance of new shares was on September 1, 2005. They used the vote power of the issued new shares to sign the merger agreement on September 20, 2006. But they reported to the SEC, and transfer agent and the public on November 7, 2006. That is 67 days later compared with 10 days requirement by the Exchange Act.

Furthermore, when they issued the new shares to themselves, they had the financial information of the Skystar Bio-Pharmaceutical. They have known that their company stock price would rise. This is the insider trading, plus violating the disclosure requirement of the exchange act. These actions are considered to be fraudulent since the insiders are violating the trust or the fiduciary duty that they owe to the shareholders. The corporate insider, simply by accepting employment, has made a contract with the shareholders to put the shareholders' interests before their own, in matters related to the corporation. When the insider buys or sells based upon company owned information, he is violating his contract with the shareholders. The Insider Trading Sanctions Act of 1984 provides for penalties for illegal insider trading to be as high as three times the profit gained or the loss avoided from the illegal trading.

After the Sarbanes - Oxley Act of 2002 passed, it requires the CEO and CFO to certify their financial reports. It also will give the penalty to the failure of corporate officers to certify financial reports.

On Dec.1, 2005, the shell company filed 10q form for the third quarter. The 10q form is for the period ended on September 31, 2005 and relative certificates were signed by both the new CEO Weibing Lu and the new CFO Erna Gao pursuant to
Section 302 of the Sarbanes - Oxley Act of 2002. In that form, the company said "none" when to answer the question of "Unregistered Sales of Equity Securities and Use of Proceeds". And the Company said that "it has weighted average number of common shares outstanding - basic and diluted: 177,188,665". The Company did not admit the existence of the granted 322,811,335 shares of the common stock.

After the merger finished, there is the lawsuit filed in Nevada to claim the merger is illegal. Also the SkyStar Bio-Pharmaceutical wanted to get the financing, and took the road show for several times. It had not yet got any money. Obviously, the trouble happened in the merger process gave some burden to the Company.




       (This space is intended to leave blank)

                     Brain Trust Services
         ---Focus services on and after the merger process

     The US stock market still is the world biggest and most sufficiently funding capital market with the multi-level listings. The ratios of P/E for the stock prices are the highest in the world. But due to that the Initial Public Offering (IPO) strictly requires the higher regulation and accounting standards, and the carefully review and approval by the US Securities and Exchange Commission (SEC), the total of the Chinese enterprises directly going to one of the Exchanges for listing is not much, only less than seventy-five in the recent seven years. Among them, most are the big-scaled enterprises to list in the New York Stock Exchange (NYSE) and NASDAQ. But some privately owned Chinese companies have spent the almost 1.5 million US dollars for the routine of IPO, but in the end failed. Recently, there are already more than 100 domestic enterprises to apply for US listing, and more starting to begin the publicly listing process. I predict that, in overwhelming, majority the small and median sized privately operated enterprises of China finally will choose to list in OCTBB by the "reverse merger". That is to get publicly listing first, then to do financing later. The two-step method has the following merits.

     Although OTCBB is a low-level transaction place for the public companies, the listing process needs definitely reviews and approvals by the SEC. If the corporate growth is good, it may graduate to one of the Exchanges. For example, Microsoft began to trade in OTCBB, and gradually to promote ultimately as one member of the Dow Jones industry index. The graduation process does not need the approval of SEC. That the privately owned Chinese companies, by the reverse merger method, become publicly in the US, is to take the advantage of the US security laws: one method of avoiding the SEC's review and approval procedure in the IPO's manner. But this procedure at present obtains the understanding of SEC, it also has given the privately operated enterprises of China the merits, such as the procedure simpler, the expenses less, and time shorter, and the required company size or the capital lower.

     After the Chinese enterprises being listed in OTCBB, their market values will be appreciated, and moreover the enterprise's information dissemination process is extremely quick. This is because any investment purpose is for profits, the investors under the motive of making money, will chase any stock, which may be appreciated in value quickly. Any publicly listing will be a target for which they will screen. The fair market value of the enterprise mostly lies in its own financial or intelligence conditions. If the enterprise's prospects for development and profit look very good, the stock value naturally can very quickly appreciate. The investors will initiatively invest, and financing procedure can be great and very quick.

American stock market favors high growth enterprises in the areas of high tech, financial service, medical and health industries, industry, agriculture, goods flowing industry, communication industry, and media industry. Every time, the US market, following politics, the economy, the technology and the government policy changes, has the different favorites for investors: In year 1,999 to 2000 it favors computer hardware, software and network technology; In the winter of 2000, it favors energy substitution technology; In the winter of 2001, counter- terrorism activity technology and security technology; In 2002, financial service; In the summer of 2003, small biotechnology companies; In 2004, industry and real estate development; In 2005, energy (petroleum, natural gas, coal) and its alternatives (solar or windy energy) and the original materials mining; in the late autumn of 2005, the anti- birds flu virus technologies and so on. For the investor favorite companies, including the companies listed in the OTCBB, to look for financing is easy. The US stock market has the seasonal characteristic. Generally every year from November to the next year January the stock market will be stronger, and it is the great financing season. In brief, the market condition is an important attribute to decide the financing time. The listed Chinese companies should have the foresight, and the preparation to hold the market opportunities. Because the American stock market favors to enterprise's high growth, the proper time for the small privately operated enterprises of China going on the public listing in US is the time when the company can have the good growth achievement in the next two or three years. It is not the time when the achievement already in the peak.

There are some success examples of the small privately operated enterprises of China to get good finance in OTCBB. American Oriental Bioengineering Inc., with the headquarters located in Harbin, China, is one of them. It started in 2001 for reverse merger. In 2002, it succeeded in listing in OTCBB when the profit was $1 million annually, and the company's ccapital value at $10 million. In September 2004, the Company acquired the Heilongjiang Province Songhua River Medicine Industry Limited Company. In November 2004, it got the market finances for $6 million. Latter it continued its expansion and acquired other companies. In July 2005, the Company graduated from OTCBB to America Stock and Option Exchange (AMEX: AOB). In the third quarter of 2005, its profit was $3.71 million. In December 2005, it had the secondary market finances of $60 million, ten times of its first financing value. Now the company's capital value approximately is about $300million, approximately increased up to 30 times from the beginning of the public listing. The American Oriental Bioengineering Inc. is through the low cost, gradually financing by selling the higher valued stock to has carried on the extremely successful expansion.

In present, most of the small privately owned enterprises of China for going on the public although had spent the massive expenses for the property appraisal, the financial audit, and hired accountants and attorneys which have the American legitimate licenses as consultants to go for the market plans, sale promotion, and company propaganda. But the results of the presently OTCBB listed Chinese companies showed that they are mostly lack the interests of the US investors, their stock prices are lower and trading volume scarcely. The results have the huge difference with the market plan scheduled before publicly listing.

    These facts showed the small privately owned enterprises of China before going on the public had underestimated the market difficulties after the public listing. It needs, after going on the market, diligently and hard work for a long time to reach it's financing goals. This is not strange, if considered that going on the public market in US, the company administration must observe American's regulations, must be familiar with American accounting standards, the by-laws and associated securities laws. It needs long time for practices. In fact, the enterprise going on the public in the US, is a very painful process. It needs the strong will and great patience. It cannot relax treated.

     In the process of the "reverse merger", the shell company will issue the new shares of the shell company's to the Chinese shareholders to exchange the shares of the Chinese enterprise's stock. Although the Chinese enterprise's shareholders own the majority of the new company, their stocks will take one or two years later, then to permit for sale. The sale advantage of the Chinese shareholders will be able to realize in years later.

To graduate from OTCBB to one of the Exchanges, it also needs to have successive years for certain profits, besides of the requirement of the company's capital value. The American investment medium is extremely careful about these companies, which are listed in US after utilizing "the reverse merge" method. It generally suggested the investors who are going to buy the stock of such company, will at least read the six month-long financial statements after they are listed. The investor, who buys the stock, does buy the enterprise's future. Any financial statement dated before has little value. Very few people will pay attention to it. It demands time for the Chinese enterprise to establish its US prestige.

In brief, the small privately owned enterprises of China before going on the public should give plan for preparing more budgets and time to do the promotion in investor relation program after they are publicly listed. Regarding privately owned companies of China with mature condition, it may consider "early" going on the public, earlier turning itself into the foreign capital enterprise, earlier adopting the American various regulations for study and practices.

In order to achieve it, the small privately owned enterprises of China need high-qualified consulting services in US, which last the long time with the affordable expenses, specialized in various issues as a public trading company. This is what the Brain Trust Services plan to do.

<End>